

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2010

Via U.S. Mail

Shelley Guidarelli
President and Chief Executive Officer
Norman Cay Development Inc.
4472 Winding Lane
Stevensville, MI 49127

> **Re: Norman Cay Development Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2010**
> **File No. 333-167284**

Dear Ms. Guidarelli:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. Clearly highlight throughout the prospectus that, since there is no minimum amount of shares that must be sold by the company, you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

   - Has not received enough proceeds from the offering to begin operations; and
   - Has no market for its shares.

2. Because this is a best efforts, no minimum offering, please revise the prospectus cover page, Use of Proceeds, Capitalization, Dilution and Management's Discussion and Analysis sections to reflect the sale of varying amounts of the total amount being offered. At a minimum, revise your disclosure to show the impact of 10%, 50%, and 100% of the shares being sold.

3. Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Prospectus Summary, page 6

4. Disclose why the company is conducting an offering and becoming a reporting company in light of the following:

    - The company was only recently incorporated and has no business operations;
    - The company's sole officer and director has no experience in the company's proposed business operations and devotes her time to other businesses; and
    - The offering is for minimal funds that likely will be insufficient to begin business operations, pay for the costs of the offering, and meet the costs of being a reporting company.

5. Disclose whether Ms. Guidarelli, the company, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

The Company Overview, page 6

6. We note your intention to become an authorized reseller of wireless telephones and service plans and to operate through storefront and kiosk locations. Please revise the prospectus in the appropriate places to clarify that, currently, you are not an authorized reseller of wireless telephones and service plans or an operator of any storefront or kiosk locations.

7. In addition to hiring the qualified persons referenced in the last paragraph on page 6, please revise in the appropriate places to explain the concrete business steps you intend to take to procure licenses from wireless wholesalers.

8.   We note Ms. Guidarelli is the Vice President of Account Management for CPGjobs which appears to be based in Pasadena, CA, as well as the operator of her own business, Guidarelli Staffing Solutions, LLC (at www.guidarelli.com), which appears to be based in Michigan. Further, it appears your operations are based in Stevensville, MI. Since your business plan includes opening stores and kiosks to sell wireless phones and service plans, please revise to disclose where you intend to open these locations.

9.   We note you intend to acquire multiple reseller licenses and be a retailer of multiple wireless telephones and service plans. Please revise in the appropriate places to explain the operational differences between being a reseller of multiple wireless telephones and services rather than one wireless service provider and the challenges associated with being a reseller of competing brands rather than one brand.

10.   Please revise in the appropriate places to explain in more detail and adequately support the following assertions:

-   What are the specific wireless solutions that will attract new customers more quickly than your competitors (pages 6 and 14);
-   How you will sustain lower operating costs than your competitors (pages 6 and 15), including substantially lower costs than most of your competitors (page 15);
-   How you will use your capital more effectively in your business to offer a wide range of styles and service plans (discussing these specifics of these styles and plans) (pages 6 and 15);
-   How you will be able to achieve a significantly lower cost per gross customer addition (page 14); and
-   How you plan to offer a differentiated services (page 15).

        In this regard, it is unclear upon what bases you can make these assertions when you are in the development stage and your sole officer and director has no experience in the wireless business.

11.   Please revise in the appropriate places to outline your plan to retain qualified persons or consultants to perform the marketing and resale of your products or state that you have no current concrete plans to hire such persons or consultants.

Risk Factors, page 8

12.   We refer you to Item 503(c) of Regulation S-K. Please revise to include risk factors regarding your:

-   Lack of an operating history,
-   Lack of an external credit facility,
-   Dependence on attaining wireless reseller licenses,
-   Dependence on attaining reasonable leases for your stores and kiosks,

- Dependence on hiring an individual to develop and execute a viable marketing and resale program,
- Dependence on debt financing from private investors (as mentioned at the bottom of page 15) to fund your operations,
- Financial position, and
- The auditor's substantial doubt of your ability to continue as a going concern.

Risks Related To Our Business, page 8

13.   Please revise this subheading and the immediately following risk factor subheading to refer to your proposed business.

Key management personnel may leave the Company, …, page 9

14.   Revise this risk factor disclosure and subheading to focus on the fact that you are dependent upon your sole officer and director, who lacks experience in your proposed business and devotes her time to her other businesses.

Use of Proceeds, page 12

15.   Please revise to disclose how you determined the net proceeds from this offering will allow you to operate for the next 12 months. Clarify what your intended business activities will be the next 12 months.

Description of Our Business, page 14

16.   Please refer to Item 101(h)(iv) and provide a robust discussion of the competition in your proposed business.

Management's Discussion and Analysis, page 15

17.   In this section, please reference your auditor's substantial doubt of your ability to continue as a going concern.

18.   Please revise to provide a time line for achieving each step in your proposed business plan and the associated costs. For example, disclose your costs for obtaining a reseller license, leasing and building out a storefront or kiosk, buying the necessary start-up equipment, hiring employees, and generally starting operations. Discuss when you expect to complete each step. Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering, the offering costs, the costs of being a reporting company and your lack of an external credit facility.

19.	You disclose that you have financed your operating and cash flow needs through debt financing from private investors. Please disclose the amount of funding you have received and the material terms of the loans. In this regard, we note your disclosure in Note 3 and Note 6 to the financial statements that you issued a note payable on April 29, 2010 for $9,928 and a note payable on May 10, 2010 for $20,000. Discuss how these notes impact your liquidity and how you intend to satisfy your obligations under the notes. File your material debt agreements as exhibits.

Directors, Executive Officers, Promoters and Control Persons, page 17

20.	Please disclose how long Ms. Guidarelli has been employed by CPGjobs. Further, please refer to Item 401(e) and discuss the specific experiences, qualifications, or skills that Ms. Guidarelli possesses that support your conclusion that she should serve as director of the company.

21.	Please revise to make clear that you have one officer and director who is the same person.

Summary Compensation Table, page 18

22.	Please identify the period covered by the executive compensation tables. In addition, please revise the "Stock Awards" column of the summary compensation table to disclose the grant date aggregate fair value of the stock award computed in accordance with FASB ASC Topic 718 rather than the aggregate number of shares underlying the award. Refer to Regulation S-K Item 402(n)(v) and the Instructions to Item 402(n)(2)(vi) and (vi).

23.	Please disclose that, effective as of May 1, 2010, Ms. Guidarelli will earn a monthly fee of $2,500.00 per month. We refer you to Section 3 of the Management Agreement filed as Exhibit 10.1

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Via facsimile to 619-330-1888
        Wade D. Huettel, Esq.
        Carrillo Huettel, LLP